
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

July 14, 2006

Via U.S. mail and facsimile

Mr. David Hale
President and Chief Operating Officer
International Smart Sourcing, Inc.
320 Broad Hollow Road
Farmingdale, New York

      Re: International Smart Sourcing, Inc.
             Preliminary Proxy Statement on Schedule 14A
             Filed July 3, 2006
             File No. 001-14753

             Form 10-KSB for the year ended December 30, 2005
             Filed March 29, 2006
             File No. 001-14753

             Form 10-QSB for the quarter ended March 31, 2006
             Filed May 15, 2006
             File No. 001-14753

Dear Mr. Hale:

      We have reviewed your amended filing and your response and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Proxy Statement on Schedule 14A

Pro Forma Presentations of the Significant Dispositions and Probable Acquisition

1.   We note your response to comment 2 of our letter dated June 2, 2006. Please provide us with a more comprehensive analysis of how you determined that the acquisition of Charter Fabrics, Inc. is not a probable transaction as broadly

defined in Section 506.02.c.ii of the Financial Reporting Codification. In light of the pending sale of your operating subsidiaries and the signed letter of intent to purchase all of Charter Fabrics, Inc.'s shares of common stock for 11 million shares of your restricted unregistered common stock, it is unclear to us how your financial statements alone provide investors with adequate financial information with which to make an investment decision. Otherwise, please provide audited financial statements of Charter Fabrics, Inc. for all appropriate periods required by Rule 3-10(c) of Regulation SB. In addition, please include the acquisition of Charter Fabrics, Inc. in your pro forma financial statement presentation, as previously requested in comment 3 of our letter dated June 2, 2006.

2. We note on February 23, 2006, the Board of Directors terminated David Kassel and that you are required to pay Mr. Kassel salary and benefits until February 28, 2008. Please do one of the following:

- Clarify in the notes to your pro forma financial statements that the purchaser is assuming this obligation;

- Include an adjustment to the pro forma statements of operations for this expense; or

- Tell us why you do not believe such an adjustment to the pro forma statements of operations is appropriate.

Background and Reasons for Engaging in the Transaction, page 17

3. We read your response to comment 17 of our letter dated June 2, 2006 and we reissue this comment with respect to the second and third sentences, as it does not appear that you have provided the disclosure as indicated in your response.

4. We read your response to comment 12 of our letter dated June 2, 2006. Please provide us with the projections provided to the expert. We note that in arriving at the fairness opinion, Montauk considered financial results through September 30, 2005. If Montauk considered the projections provided by the company, then please revise your disclosure to reflect that fact.

Reports, Opinions, Appraisals, page 22

5. We read your response to comment 21 of our letter dated June 2, 2006 and we reissue this comment. In this regard, we note that your filing must provide an

explanation of the bases for and methods of Montauk in arriving at its fairness opinion. See Rule 1015(b)(6) of Regulation M-A.

6.   We read your response to comment 23 of our letter dated June 2, 2006 and note the disclosure in the fourth paragraph. Please explain in greater detail what you mean by the "standard to be deemed fair."

Introduction to Unaudited Pro Forma Condensed Consolidated Financial…, page 24

7.   Please remove the statement in the first sentence of the third paragraph that the information presented is for "illustrative purposes only," as it may suggest that stockholders cannot rely on the discussion.

Exhibit C

8.   We read your response to comment 26 of our letter dated June 2, 2006 and we reissue this comment. In this regard, we note the statement that you requested Montauk Consulting to provide an "opinion as to the fairness to the holders of the Common Stock International Smart Sourcing…"

Form 10-KSB for the year ended December 30, 2005
Form 10-QSB for the quarter ended March 31, 2006

9.   We read your response to comment 28 of our letter dated June 2, 2006 and we reissue this comment. In this regard, we note that the revised disclosure in the Form 10-KSB and Form 10-QSB does not appear to conform to the definition set forth in Rule 13a-15(e) under the Exchange Act.

10.   We read your response to comment 31 of our letter dated June 2, 2006 and we reissue this comment, as it does not appear that you have revised the statement as indicated in your response.

*   *   *   *

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736 or, in her absence, Nili Shah, Accounting Branch Chief, at (202) 551-3255 if you have any questions regarding comments on the financial statements and related matters. Please contact Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, Chris Edwards, Special Counsel, at (202) 551-3742.

Sincerely,

Pamela A. Long
Assistant Director

cc: Mr. Carl Seldin Koerner, Esq.
Koerner Silberberg & Weiner, LLP
112 Madison Avenue, 3rd Floor
New York, NY 10016